Exhibit 21.1
SandRidge Subsidiaries:

State of
Name	Organization
SandRidge Piceance, LLC	CO
PetroSource Energy Company, LLC	TX
Hondo Heavy Haul, LLC	TX
SandRidge Exploration and Production, LLC	DE
SandRidge Onshore, LLC	DE
SandRidge Offshore, LLC	DE
ROC Gas Company, Inc.	TX
Chaparral Supply, LLC	TX
Sagebrush Pipeline, LLC	CO
Integra Energy, LLC	TX
Cholla Pipeline, LP	TX
Riata Energy Operating, LLC	TX
Lariat Services, Inc.	TX
PSCO2, LLC	TX
PetroSource Production Co., LLC	TX
SandRidge Holdings, Inc.	DE